Filed Pursuant to Rule 424(b)(3)

Registration Number 333-152700

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

TREE.COM, INC.

3,678,664 Shares of Common Stock, Par Value $0.01 Per Share

This prospectus relates to shares of common stock, par value $.01 per share, of Tree.com, Inc. that may be issued pursuant to the Tree.com Second Amended and Restated 2008 Stock and Annual Incentive Plan (the “Stock and Annual Incentive Plan”) and the Tree.com, Inc. Deferred Compensation Plan for Non-Employee Directors (the “Director Plan”).  The 9,266,852 shares distributed to the holders of IAC/InterActiveCorp (“IAC”) common stock and IAC Class B common stock upon consummation of the our spin-off from IAC on August 20, 2008 and registered by the registration statement of which this prospectus is a part were covered by the prospectus filed by us with the Securities and Exchange Commission and dated August 20, 2008.

Of the 3,678,664 shares covered hereby,

•                  up to 828,664 shares may be issued in respect of certain restricted stock units and stock options previously issued pursuant to IAC/InterActiveCorp’s (“IAC”) incentive equity plans that were converted into stock options and restricted stock units issuable under the Stock and Annual Incentive Plan in connection with the spin-off,

•                  up to 2,750,000 shares of our common stock may be issued in respect of restricted stock units, restricted stock, stock options and other awards awarded under the Stock and Annual Incentive Plan after the spin-off, and

•                  up to 100,000 shares of our common stock may be issued pursuant to the Director Plan.

Our common stock is listed on the NASDAQ Global Market under the symbol “TREE.”  On May 18, 2009, the last reported sale price of our common stock on the NASDAQ Global Market was $12.48 per share.

See “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference herein, for a discussion of certain significant risk factors associated with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

This date of this prospectus is May 18, 2009.

SUMMARY

This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. Accordingly, you are encouraged to read carefully the entire prospectus, any documents filed as exhibits and the documents incorporated herein by reference.

The Company

Tree.com, Inc. was incorporated in Delaware in April 2008.  Its principal offices are located at 11115 Rushmore Drive, Charlotte, NC 28277.  Its main telephone number is 704-541-5351.

Tree.com is the parent of LendingTree, LLC and is the indirect parent of several companies owned by LendingTree, LLC.  LendingTree, LLC (formerly, LendingTree, Inc.) was incorporated in the state of Delaware in June 1996 and commenced nationwide operations in July 1998. LendingTree, Inc. was acquired by IAC/InterActiveCorp (“IAC”) in 2003 and converted to a Delaware limited liability company (LendingTree, LLC) in December 2004.  On August 20, 2008, Tree.com, Inc. (along with its subsidiary, LendingTree, LLC) was spun off from IAC into a separate publicly traded company. We refer to the separation transaction as the “spin-off.”

Through its various subsidiaries, Tree.com currently operates a lending business and a real estate business.  Our lending business consists of online networks and call centers, principally LendingTree.com and GetSmart.com, which match consumers with lenders and loan brokers. In addition, our lending business originates, processes, approves and funds various types of residential real estate loans under two brand names, LendingTree Loans® and HomeLoanCenter.com.

Our real estate business consists primarily of an internet-enabled national residential real estate brokerage that currently operates offices in 20 markets under the brand name “RealEstate.com, REALTORS®.” Outside of these 20 markets, RealEstate.com maintains relationships with a network of third-party brokerages that receive leads from RealEstate.com and pay a referral fee on closed transactions.  Our real estate business also consists of a brokerage that matches residential home buyers interested in newly constructed homes with builders and currently operates under the brand name “iNest®.”

The Offering

This prospectus relates to up to 3,678,664 shares of common stock, par value $.01 per share, of Tree.com, Inc. that may be issued pursuant to the Second Amended and Restated Tree.com 2008 Stock and Annual Incentive Plan (the “Stock and Annual Incentive Plan”) and the Tree.com, Inc. Deferred Compensation Plan for Non-Employee Directors (the “Director Plan”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain matters contained and incorporated by reference in this prospectus may be considered to be “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995.  Those statements include statements regarding the intent, belief or current expectations of the Company and members of our management team.

Factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the following: our ability to operate effectively as a separate public entity following our spin-off from IAC in August 2008; additional costs associated with operating as an independent company; volatility in our stock price and trading volume; our ability to obtain financing on acceptable terms; limitations on our ability to enter into transactions due to spin-related restrictions; adverse conditions in the primary and secondary mortgage markets and in the economy; adverse conditions in our industries; adverse conditions in the credit markets; seasonality in our businesses; potential liabilities to secondary market purchasers; changes in our relationships with network lenders, real estate professionals, credit providers and secondary market purchasers; breaches of our network security or the misappropriation or misuse of personal consumer information; our failure to provide competitive service; our failure to maintain brand recognition; our ability to attract and retain customers in a cost-effective manner; our ability to develop new products and services and enhance existing ones; competition from our network lenders and affiliated real estate professionals; our failure to comply with existing or changing laws, rules or regulations, or to obtain and maintain required licenses; failure of our network lenders or other affiliated parties to comply with regulatory requirements; failure to maintain the integrity of our systems and infrastructure; liabilities as a result of privacy regulations; failure to adequately protect our intellectual property rights or allegations of infringement of intellectual property rights; changes in our management; and deficiencies in our disclosure controls and procedures and internal control over financial reporting. These and additional factors to be considered are set forth under “Risk Factors” in our Annual Report on Form 10-K for the period ended December 31, 2008, and in our other filings with the Securities and Exchange Commission. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results or expectations.

RISK FACTORS

Before making any investment decision with respect to our common stock, you should carefully consider the risks, cautionary statements and other information contained in this prospectus and in our filings with the SEC that we incorporate herein by reference, including our Annual Report on Form 10-K for the year ended December 31, 2008.  The risks and uncertainties described in these documents are not the only ones we face.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business.  If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on our company, our business, financial condition, results of operation and/or liquidity could be seriously harmed.  In that event, the market price for our common stock will likely decline, and you may lose all or part of your investment.

USE OF PROCEEDS

Any proceeds received by us in connection with the issuance of the shares covered by this prospectus (for example, upon the exercise of stock options) will be used for general corporate purposes.

PLAN OF DISTRIBUTION

Shares offered hereby will be issued pursuant to the Stock and Annual Incentive Plan and the Director Plan.  The Stock and Annual Incentive Plan was described in our definitive proxy statement on Schedule 14A, as filed with the SEC on March 19, 2009.

Under the Director Plan, non-employee directors are able to defer all or a portion of their Board and Board Committee fees. Eligible directors who defer all or any portion of these fees can elect to have such fees applied to the purchase of share units, representing the number of shares of Tree.com common stock that could have been purchased on the relevant date, or credited to a cash fund. If any dividends are paid on Tree.com common stock, dividend equivalents are credited on the share units. The cash funds are credited with deemed interest at an annual rate equal to the weighted average prime lending rate of JPMorgan Chase Bank. After a director ceases to be a member of the Tree.com Board of Directors, he or she will receive (i) with respect to share units, such number of shares of Tree.com common stock as the share units represent and (ii) with respect to the cash fund, a cash payment in an amount equal to deferred amounts, plus accrued interest. These payments will be made in either one lump sum or up to five installments, as previously elected by the eligible director at the time of the related deferral election.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our Amended and Restated Certificate of Incorporation or our Amended and Restated By-laws. The summary is qualified by reference to these documents, which you must read for complete information on our capital stock. Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws are included as exhibits to this Post-Effective Amendment No. 2 to the Registration Statement on Form S-1, of which this prospectus is a part.

Common Stock

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and the preferred stock described below.

Shares Outstanding.  As of May 18, 2009, there were 10,797,494 shares of our common stock outstanding.

Dividends.  Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose.

Voting Rights.  Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of common stock do not have cumulative voting rights.  In other words, a holder of a single share of our common stock cannot cast more than one vote for each position to be filled on our board of directors.

Other Rights.  In the event of our liquidation, dissolution or winding up, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders.  Shares of common stock are not subject to redemption by operation of a sinking fund or otherwise.  Holders of shares of common stock are not currently entitled to preemptive rights.

Fully Paid.  The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.  Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, par value $.01 per share. Our board of directors, without further action by the holders of our common stock, may issue shares of preferred stock. The board of directors is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly.  Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of our common stock.  There are no current agreements or understandings with respect to the issuance of preferred stock and the board of directors does not have a present intention to issue any shares of preferred stock.

Restrictions on Payment of Dividends

We are incorporated in Delaware and governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.  Additionally, our subsidiary Home Loan Center, Inc. has entered into a warehouse credit facility that prohibits Tree.com from paying dividends if an event of default or a potential event of default exists under the warehouse credit facility.

Section 203 of the Delaware General Corporation Law

Section 203 (“Section 203”) of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an “interested stockholder.” Generally, an “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the outstanding voting power of a Delaware corporation. This provision, if applicable, prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors before the stockholder became an interested stockholder, (2) the interested stockholder acquired at least 85% of the voting power (as calculated pursuant to Section 203) of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the outstanding voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply in certain circumstances, including if the corporation’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. If such a provision is adopted by an amendment to the corporation’s certificate of incorporation, the amendment will be effective immediately if, among other requirements, the corporation has never had a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders. If this and other requirements are not satisfied, the amendment will not be effective until 12 months after its adoption and will not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to such adoption.

In accordance with Section 203, the restrictions on certain business combinations in Section 203 do not apply in respect of the Company.

Anti-takeover Effects of our Certificate of Incorporation and By-laws and Delaware Law

Some provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and certain provisions of Delaware law could make the following more difficult:

•                  acquisition of the Company by means of a tender offer;

•                  acquisition of the Company by means of a proxy contest or otherwise; or

•                  removal of our incumbent officers and directors.

Size of Board and Vacancies

Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide that the number of directors on the Company’s board of directors will be fixed exclusively by the board of directors. Newly created directorships resulting from any increase in the authorized number of directors will be filled by a majority of the directors then in office, provided that a majority of the entire board of directors, or a quorum, is present and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of the remaining directors in office, even if less than a quorum is present.

Elimination of Stockholder Action by Written Consent

Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws expressly eliminate the right of stockholders to act by written consent.  Stockholder action must take place at the annual or a special meeting of our stockholders.

Stockholder Meetings

Under our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, stockholders are not entitled to call special meetings of stockholders.  Only a majority of our board of directors or specified individuals may call such meetings.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Amended and Restated By-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board of directors.  In particular, stockholders must notify the corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our Amended and Restated By-laws.  To be timely, the notice must be received at our principal executive office not later than 60 or more than 90 days prior to the first anniversary of the date for the preceding year’s annual meeting of stockholders.  However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder, to be timely, must be delivered no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.  Moreover, in the event that the number of directors to be elected to the board of directors is increased and we make no public announcement naming all of the nominees for director or specifying the size of the increased board of directors at least 55 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders, the stockholder’s notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the corporate secretary at our principal executive offices not later than the close of business on the 10th day following the day on which we first made such public announcement.

Undesignated Preferred Stock

The authorization in our Amended and Restated Certificate of Incorporation with respect to the issuance of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. The provision in our Amended and Restated Certificate of Incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

LEGAL MATTERS

At the Registrant’s 2009 Annual Stockholder Meeting held on April 28, 2009, the stockholders approved the Second Amended and Restated 2008 Stock and Annual Incentive Plan (the “Stock and Annual Incentive Plan”) as a result of which the maximum number of shares that may be issued pursuant to new awards under the Stock and Annual Incentive Plan was increased by 550,000 (the “Plan Increase Shares”) to 2,750,000.  The validity of the issuance of the shares of common stock covered by this prospectus other than the Plan Increase Shares was passed upon for us by the General Counsel of IAC/InterActiveCorp.  The validity of the issuance of the Plan Increase Shares has been passed upon for us by K&L Gates LLP.

EXPERTS

The consolidated financial statements of Tree.com at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and the related financial statements schedule incorporated by reference in this prospectus have been so included in reliance on the reports of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the shares of our common stock being registered hereunder.  This prospectus, which is a part of such registration statement, does not include all of the information that you can find in such registration statement or the exhibits to such registration statement.  You should refer to the registration statement, including its exhibits and schedules, for further information about us and our common stock.  Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and, if the contract or document is filed as an exhibit to a registration statement, are qualified in all respects by reference to the relevant exhibit.

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  This registration statement and these other reports, statements and information are available to the public over the Internet on the SEC’s website at www.sec.gov.  You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents.  The information incorporated by reference is considered a part of this prospectus, except for any information that is superseded by information included directly in this prospectus and any prospectus supplement.  We incorporate by reference the documents listed below that we previously filed with the SEC:

•                  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on February 27, 2009;

•                  Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009;

•                  Our definitive proxy statement on Schedule 14A, as filed with the SEC on March 19, 2009; and

•                  Our Current Reports on Form 8-K filed with the SEC on January 29, 2009, February 5, 2009 (reporting information pursuant to Item 5.02), February 11, 2009, February 27, 2009, March 25, 2009 (as amended on April 6, 2009), March 27, 2009, May 1, 2009 and May 6, 2009 (other than the portions of those documents furnished but deemed not to have been filed).

Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus.  You can access these documents on our website at http://investor-relations.tree.com or you may request a copy of these filings at no cost by writing or telephoning our corporate secretary at the following address:

Tree.com, Inc.

11115 Rushmore Drive

Charlotte, NC 28277

Attention: Corporate Secretary

(704) 541-5351

Except as otherwise specifically incorporated by reference into this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus.  This offering is only being made in jurisdictions where such offers and sales of our common stock are permitted.  The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale or issuance of common stock.